LIMITLESS X HOLDINGS INC.

9777 Wilshire Blvd., #400

Beverly Hills, CA 90212

January 28, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of Offering Statement on Form 1-A
File No. 024-12574

To the Staff of the Commission:

Limitless X Holdings Inc., a Delaware corporation (the “Company”), hereby respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-12574), together with all exhibits and amendments thereto, which was qualified by the U.S. Securities and Exchange Commission (the “Commission”) on August 7, 2025, pursuant to Rule 259(a) of Regulation A under the Securities Act of 1933, as amended. The Offering Statement relates to the offering of the Company’s Series D 15% Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”).

The Company is requesting the consent of the Commission to withdraw the Offering Statement as the Company has decided it is not in the best interests of the Company or its shareholders to continue with the proposed offering described in the Offering Statement at this time. No Series D Preferred Stock has been sold in this offering.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the earliest practical date hereunder.

Please direct any questions to Laura Holm, Fox Rothschild LLP, at lholm@foxrothschild.com or 561-804-4408.

Sincerely,

Limitless X Holdings Inc.

/s/ Jaspreet Mathur
Name:	Jaspreet Mathur
Title:	Chief Executive Officer

cc: Laura Holm, Fox Rothschild LLP